Mail Stop 3561

October 11, 2007

Stella Gostfrand
Principal Executive Officer and Principal Financial Officer
Must Haves, Inc.
1507 Presidential Way
North Miami Beach, FL  33179

> **Re:    Must Haves, Inc.**
> **Registration Statement on Form 10-SB**
> **Filed September 14, 2007**
> **File No. 0-52810**

Dear Mrs. Gostfrand:

We have reviewed your filing and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please be advised that your registration statement will automatically become effective sixty days after filing.  Since you initially filed on September 14, 2007, your filing will become effective on November 13, 2007.  Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared your comments.  If you do not wish to incur those obligations until all of the following issues are resolved, you may wish to consider withdrawing your registration statement and resubmitting a new registration statement when you have revised your document.

2. Please insert page numbers in your document.

Part I, Item 1, Description of Business

3. Please elaborate upon this discussion to provide additional information about your business and your future plans. Specifically, elaborate upon the following:

    a. Describe in greater detail your product, how it is made and your recommended retail sales price;

    b. Disclose whether you have continued to outsource production of your products notwithstanding the fact that demand appears to have declined;

    c. Elaborate upon the types of boutiques to which you sell your products, where they are located and whether you are dependent upon any particular customer for your business;

    d. Describe your marketing efforts; and

    e. Explain what your future plans are as it relates to expanding the business, as applicable.

4. We note your description under "Sales and Marketing" of the limited joint venture with lingerie manufacturer On Gossamer. Please indicate in this paragraph (as you do later, in your Management's Discussion and Analysis of Financial Condition and Results of Operations) that the joint venture terminated in 2005, or that the joint venture is no longer in existence.

5. In your description of the women's apparel market in which you compete, please indicate whether, to your knowledge, any of your competitors sell bra straps like yours. Please also describe the methods of competition in your industry. See Regulation S-B, Item 101(b)(4).

6. Please disclose the duration of your registered and common law trademarks, respectively. See Regulation S-B, Item 101(b)(7).

7. We note your statement that "Other than Stella Gostfrand, our President, we have no full-time employees." Please indicate whether you have any employees other than full-time employees. For example, disclose whether the non-exclusive representatives you mention are employees of yours and how you compensate them. See Regulation S-B, Item 101(b)(12).

Part I, Item 2, Management's Discussion and Analysis of Financial Condition and Results of Operations

8.  Please revise to explain the reasons for the material changes from period to period in cost of revenue as a percentage of revenue and general and administrative expenses.  See Item 303(b) of Regulation S-B.

9.  In your discussion of liquidity and capital resources, you provide historical information regarding your sources of cash.  Revise your discussion to explain what your prospective sources are for your short- and long-term liquidity.  See Regulation S-B, Item 303(b)(1)(i) and (ii).

10. Several of the subheadings in your Risk Factors section are too vague and generic to adequately describe the risk that follows.  For example, you use the subheading "We have a limited operating history and limited resources."  This subheading is not descriptive.  Please revise your subheadings so that they reflect the risk you are describing in the accompanying text.  As a general rule, your subheadings should work only in this prospectus.  If they are readily transferable to other companies' offering documents, they are probably too generic.

    Also, please avoid boilerplate risks that could apply to any company.  For example, the risk described under "We will require additional capital to fully implement our business objectives…" could apply to any company, since all companies will require additional capital.  If you wish to retain this risk factor, you must clearly explain how this specific risk applies to your company.  For example, explain why your company in particular might find it difficult to obtain acceptable terms for such capital. Alternatively, delete this risk factor.  Similarly, please elaborate upon the risks described under "If we fail to promote and maintain our brand, then our business, operating results, financial condition and our ability to attract customers will be materially affected" and "Retailers may not accept our products and this could result in our failure to increase revenues and achieve profitability."

11. Some of your risk factors do not fully develop the risk you are trying to disclose and appear to merely state a fact about the company.  For example, in the risk factor "We do not intend to pay dividends in the future" it does not appear that there is an associated risk with this statement.  See also "There is currently no public market for the securities and there is limited transferability." You must explain more specifically why each constitutes a risk of which investors should be aware.  If you are unable to describe why any facts disclosed in this section constitute a risk, please delete the risk factor.

Part I, Item 7, Certain Relationships and Related Transactions and Director Independence

12. You indicate under Item 5 that Mrs. Gostfrand has made loans to the company in the past. Please disclose the terms of these loans here or explain to us why you have not disclosed them. See Regulation S-B, Item 404. See also comment 19.

Part I, Item 8, Description of Securities

13. It is unclear to us why you disclose that you elected not to be governed by the Florida Control Share Act when Article X of your Amended and Restated Articles of Incorporation indicates that "[t]his Corporation expressly elects to be governed by Section 607.0902 of the Florida Business Corporation Act, as amended from time to time, relating to control share acquisitions." Please advise or revise.

Part II, Item 1, Market Price of and Dividends on the Registrant's Common Equity and Related Shareholder Matters

14. We note your disclosure under Part II, Item 4, "Recent Sales of Unregistered Securities," regarding the common stock granted to Mr. Stein and Arnstein & Lehr LLP in exchange for consulting and legal services rendered to the company. Please refer to Regulation S-B, Item 201(d), Instructions to Paragraph (d), and tell us why these grants do not constitute individual compensation arrangements that should be disclosed pursuant to this Item. Alternatively, please add this disclosure.

15. We note that you intend to apply for quotation of your common stock on the Over The Counter Bulletin Board. Aside from indicating that you have not yet contacted a market-maker, please also indicate that there is no assurance that a market-maker will be obtained.

16. In your discussion under "Dividends," please disclose the amount of the dividends that were paid to Mrs. Gostfrand for the last two fiscal years. See Regulation S-B, Item 201(c)(1).

Part II, Item 4, Recent Sales of Unregistered Securities

17. With respect to the shares issued to Mr. Stein and Arnstein & Lehr LLP, please disclose the facts upon which you relied in using the Securities Act exemptions from the registration requirements. See Regulation S-B, Item 701(d).

Part II, Financial Statements for Fiscal Year Ended December 31, 2006

18. We note your disclosure under Item 8 that in February 2007 you implemented a 1 for 19,250 forward stock split and changed your common stock to no par value common stock. Please revise your balance sheets, statements of income, and statements of changes in stockholders' equity to give retroactive effect to these changes in your capital structure. Also add a note to your financial statements to disclose the retroactive treatment, explain the change made and state the date the change became effective. See SAB Topic 4.C.

Balance Sheets, page 2

19. We note that you have loans from your shareholder reflected on your balance sheet. Please provide notes to your financial statements that disclose when the loans were made, whether the loans bear interest and the repayment terms of the loans. If the loans do not bear interest, please either revise your financial statements to provide for imputed interest expense or provide an analysis of the amounts due to or from the shareholder along with the average balance due to or from the shareholder for each period for which an income statement is provided. See the Interpretive Response to Question 4 in SAB Topic 1.B.1.

Statements of Income, page 3

20. Please disclose on the face of your statements of income pro forma income tax expense, net income, and earnings per share giving effect to the income tax expense that would have been incurred had you been a taxable entity during the periods presented. At a minimum, such pro forma information should be provided for the fiscal year ended December 31, 2006 and the subsequent interim period ended June 30, 2007, but we would encourage you to include the requested pro forma information for all periods prior to becoming a taxable entity. If you elect to present pro forma income tax information for all periods prior to becoming a taxable entity, you should continue to disclose in future filings this same pro forma information until your taxable status is reflected in the historical financial statements for all periods presented. See SAB Topic 4:B.

21. We note that your founder, sole officer and sole employee has received no salary or compensation for her services and that you do not own or lease any real or personal property.  Please revise your financial statements to recognize expense for the fair value of the services and facilities provided at no cost along with a corresponding contribution to capital such that your financial statements reflect all costs of doing business. In addition, please provide footnotes which explain how you determined the value of such donated services and facilities. See SAB Topics 1.B. and 5.T.

Note 1. Summary of Significant Accounting Policies, page 6

22. Please revise your accounting policy for revenue recognition to be more specific.  For instance, please state whether you recognize product revenues upon shipment or upon delivery and acceptance.  Also disclose your accounting policy regarding sales returns.

23. Please disclose the types of costs included in cost of revenue and in general and administrative expense.  Specifically, disclose where you classify inbound and outbound freight costs, shipping and handling costs, distribution costs and warehousing costs.  If shipping and handling costs are excluded from cost of revenue, please disclose the amount of these costs for each period presented.  See EITF 00-10.

24. To the extent revenues from a single customer exceed 10 percent of your total revenues during any period presented, please disclose the amount of revenues from each such customer.  See paragraph 39 of SFAS No. 131.

Financial Statements for Fiscal Period Ended June 30, 2007

General

25. Please address the comments above in your interim financial statements, as applicable.

Balance Sheets, page 1

26. Please revise to present retained earnings as of the date your Sub-Chapter S election was terminated as additional paid in capital assuming a constructive dividend to owners followed by a contribution to capital to the corporation. See SAB Topic 4:B.

27. Please reclassify your stock subscription receivable from an asset to a reduction of stockholders' equity unless the receivable was paid in cash prior to the publication of the financial statements, in which case disclosure should be made to this effect. See to SAB Topic 4.E.

Statements of Income, page 2

28. Since you have reported losses for the three and six month periods ended June 30, 2007, please revise the title of the statement to be a Statement of Operations. See Section 1200.04 of the AICPA Technical Practice Aids.

29. Because you became a taxable entity in January 2007, please revise to include a line item for income tax expense or benefit and also provide all of the applicable disclosures required by SFAS 109.

Statements of Cash Flows, page 3

30. Please revise to present only the net cash proceeds of the June 2007 common stock issuance as a cash flow from financing activities. Common stock issued in exchange for a subscription receivable is a non-cash activity that should not affect cash flows from operating or financing activities. Please also provide footnote disclosure regarding each common stock issuance, including the date of issuance and the issuance price per share. For any shares issued in exchange for stock subscriptions, disclose the terms of the stock subscription agreements.

31. Please add a note to your financial statements that explains how the value of shares issued in exchange for consulting services was determined. Refer, for guidance, to paragraph 7 of SFAS 123R. Also refer to paragraph 64.c. of SFAS 123R.

Part III, Item 1, Index to Exhibits

32. Please re-number your exhibits according to Form 10-SB, Part III, Item 1(b). Part III, Item 2 of Form 10-SB directs you to Form 1-A, a copy of which can be downloaded from the Commission's website at http://www.sec.gov/about/forms/secforms.htm. In Part III, Item 2 of Form 1-A, you will note that the numbering of the exhibits is different from the numbering in Item 601 of Regulation S-K.

33. You need not include your original Articles of Incorporation as an exhibit if they have been superseded by your Amended and Restated Articles of Incorporation and are no longer in effect. See Form 1-A, Part III, Item 2(2) ("The charter and

       by-laws of the issuer or instruments corresponding thereto as presently in effect and any amendments thereto.").

* * * * *

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Sondra Snyder, Staff Accountant at (202) 551-3332 or Robyn Manuel, Senior Accountant, at (202) 551-3823 if you have any questions regarding comments on the financial statements and related matters.  Please contact Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317, Mara L. Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc:     Joel D. Mayersohn, Esq.
        Arnstein & Lehr LLP
        Facsimile: (954) 713-7700